2004 Gold Production / 2005 Production and Development Guidance

Vancouver, March 1, 2005 - Bema Gold Corporation (TSX / AMEX: BGO, AIM: BAU) releases its gold production figures to December 31, 2004 and outlines the Company’s projections for 2005. All dollar figures are in United States dollars unless otherwise indicated.

Gold Production in 2004
Bema’s consolidated gold production for the year was 229,545 ounces with an operating cash cost of $315 and total cash cost of $332 per ounce(1)(2).

The 79% owned Julietta Mine, in far eastern Russia, produced 83,317 ounces of gold at an operating cash cost of $189 per ounce(2) and a total cash cost of $234 per ounce(2). Production was less than forecasted and operating cost was slightly more than forecasted due mainly to a fire in the warehouse during the first quarter and delays in accessing higher grade work faces that were scheduled to be mined during the year. The fire destroyed the majority of spare parts inventory which resulted in mining and milling rates at Julietta being temporarily reduced while the spare parts were replaced. The majority of the spare parts were replaced by mid-March, after which the mill ramped back up to full production.

In 2004, the 100% owned Petrex Mines in South Africa produced 146,228 ounces of gold at a total cash cost of $388 per ounce(1). During the first two quarters of 2004 Bema successfully completed a program designed to improve mining efficiencies and cut costs at Petrex. As a result, tonnes milled, recoveries, operating costs, capital expenditures and ounces produced were all better than budgeted during the second half of the year. However, operating costs will remain high if the South African Rand retains its strength versus the US dollar.

(1) Consolidated production costs are adjusted to reflect a cash gain of $41 per ounce gold from the exercise of South African rand denominated gold put options in 2004. At Petrex the cash gain from the puts is $64 per ounce gold.

(2) Julietta costs are net of silver byproduct credits

2005 Production Projections
Bema’s projected gold production in 2005 is approximately 309,000 ounces at an operating cash cost of $295 per ounce (3)(4) and a total cash cost of $312 per ounce(3)(4). This would represent a 35% increase over the number of ounces produced in 2004 and a 6% decrease in total operating cost per ounce. The main reason for the increase in production is the recommencement of operations at the 50% owned Refugio Mine in Chile and an estimated 18% increase in production at the Petrex Mines. In 2006, Bema’s consolidated production is projected to increase further and operating cost to decline, as the Refugio Mine records a full year of gold production. In the first full year of production, Refugio is projected to produce approximately 250,000 ounces of gold annually (100%) at total cash cost of $235 per ounce.

In 2005, the Julietta Mine is projected to produce approximately 86,000 ounces gold with an operating cash cost of $190 per ounce (3) and a total cash cost of $241 per ounce(3). Production from the Petrex Mines is projected at 173,175 ounces of gold at a total cash cost of $347 per ounce(4).

Start up of the crushing facilities at Refugio is projected to commence on May 1st 2005. A two month ramp up period is projected prior to reaching full plant capacity of 40,000 tonnes per day, as a result, Bema’s share of projected production at Refugio for the remainder of the year should be approximately 50,000 ounces of gold. Total operating costs are projected at $298 per ounce, slightly higher than the life of mine projections of $250 per ounce, due to the ramp up period.

(3) Net of silver credits assuming a $6.50 per ounce spot price

(4) Based on a 6.5 rand to 1 USD conversion rate, a $400 per ounce spot gold price and accounting for any potential gains from the 2005 rand gold put option program.

Kupol Project
The updated resource estimate for the Kupol Project, located in North Eastern Russia, is expected to be completed by mid March. Due to the delays in the completion of the new resource calculation the feasibility study will now be completed by late May. Bema is currently in negotiations with international banks with respect to the Kupol project loan. Shortly after the completion of the feasibility study, the Company intends to finalize the project financing for Kupol.

The majority of supplies for the 2005 exploration and development work at Kupol have been shipped to the seaports of Pevek and Magadan, and mobilization of that material to site along winter roads is underway. The 2005 Kupol development program has commenced and Bema has received permits for preliminary construction which includes, roads and site earth works. In addition, a 45,000 metre drill program is planned to further infill drill the resource and continue exploration drilling to further test the ultimate potential of the Kupol deposit. Bema is earning a 75% interest in the Kupol Project from the Government of Chukotka.

Cerro Casale Project
In September 2004, Placer Dome issued a certificate (Certificate B) under the shareholders' agreement indicating it has commenced or is continuing to use reasonable commercial efforts to arrange financing for the Cerro Casale project on commercially reasonable and customary terms in accordance with the financing requirements of the shareholders' agreement. Subject to the terms of the shareholders' agreement, Placer Dome has until the end of 2005 to arrange such financing. Placer Dome is also advancing discussions on key commercial contracts and long-term marketing off-take arrangements. If Placer Dome elects not to proceed with the project and it is still deemed financable under the terms of the shareholders agreement, they will relinquish their interest in Cerro Casale. The Cerro Casale project is located in Chile and is a joint venture between Placer Dome (51%), Bema (24%) and Arizona Star (25%).

Bid for Arizona Star
On December 20, 2004 Bema announced that it intended to make an offer to all Arizona Star Resource Corp. (“Arizona Star”) shareholders to exchange each Arizona Star share for 1.85 shares of Bema. The offer valued Arizona Star at CDN$7.01 per common share based on that days closing price and represents a premium of 33% based on the 20 day volume weighted average trading share prices for both companies at the time of the offer. Bema currently owns approximately 5% of the common shares of Arizona Star.

2004 Year End Results Conference Call
Bema will host a conference call to discuss the 2004 year end results on Tuesday, March 22, 2004 at 2:00pm PST (5:00 EST). The results will be released prior to the call, after the North American markets have closed. To access the call please dial 416-695-6120 or toll free 1-877-888-4210.

On Behalf Of Bema Gold Corporation

“Clive Johnson”
Chairman, CEO, President

For more information please visit our website at www.bema.com or to speak to a Company representative please contact:

Ian MacLean	Derek Iwanaka
Manager, Investor Relations	Investor Relations
604-681-8371, investor@bemagold.com	604-681-8371, investor@bemagold.com

The Toronto Stock Exchange neither approves nor disapproves the information contained in this News Release. Bema Gold Corporation trades on the Toronto Stock Exchange (TSX) and the American Stock Exchange (AMEX). Symbol: BGO. Bema Gold also trades on the London Stock Exchange’s Alternative Investment Market (AIM). Symbol: BAU.

Some of the statements contained in this release are “forward-looking statements” within the meaning of Section 21E of the Securities Exchange Act of 1934. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to differ materially from the anticipated results, performance or achievements expressed or implied by such forward-looking statements. Forward-looking statements in this release include statements regarding: the Company’s projections regarding gold production, costs of production, drilling and development programs, financings and the proposed bid for Arizona Star. Factors that could cause actual results to differ materially from anticipated results include risks and uncertainties such as: risks relating to estimates of reserves, mineral deposits and production costs; mining and development risks; the risk of commodity price fluctuations; political and regulatory risks; and other risks and uncertainties detailed in the Company’s Form 40-F Annual Report for the year ended December 31, 2003, which has been filed with the Securities and Exchange Commission, and the Company’s Renewal Annual Information Form for the year ended December 31, 2003, which is an exhibit to the Company’s Form 40-F and is available at the Canadian Depository for Securities Web site. The Company disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.